Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

Our computation of our ratio of earnings to fixed charges is set forth in the table below. For purposes of computing the ratio of earnings to fixed charges, “Earnings” consist of pre-tax earnings (losses) from continuing operations before adjustment for earnings (losses) from equity investees and fixed charges. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest.

	Year Ended December 31,					Three Months Ended March 31, 2010
(in millions)	2005	2006	2007	2008	2009
Computation of Loss:
Pre-tax earnings (losses) from continuing operations	$(1,095)	$(306)	$270	$360	$(1,359)	$209
Less: undistributed earnings (losses) from equity investees	(72)	(1)	6	(40)	(72)	(34)

Computed Earnings (Loss)	$(1,023)	$(305)	$264	$400	$(1,287)	$243

Fixed Charges:
Interest Costs:
Interest expense and amortization of financing costs and discount and premium on all indebtedness	$436	$339	$384	$427	$415	$89
Capitalized	3	3	17	23	24	5
Estimated interest component of rental expenses	57	56	112	147	147	103

Total fixed charges	$496	$398	$513	$597	$586	$197

Pre-tax computed earnings (losses) and fixed charges, exclusive of capitalized interest	$(530)	$90	$760	$974	$(725)	$435
Ratio of earnings to fixed charges	(a)	(a)	1.48	1.63	(a)	2.21

(a)	For the years ended December 31, 2005, 2006 and 2009, earnings were insufficient to cover fixed charges by $1,026 million, $308 million and $1,311 million, respectively.